ONEFUL HEALTH, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
OneFul Health, Inc.
Research Triangle Park, North Caroline

We have reviewed the accompanying consolidated financial statements of OneFul Health, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 20, 2023
Los Angeles, California

ONEFUL HEALTH INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	243,120	$	347,297
Acccounts Receivable, net		127,257		128,876
Inventory		101,583		225,833
Amount Due from Related Parties		-		80,000
Prepaids and Other Current Assets		1,040		1,040
Total Current Assets		**473,000**		**783,045**
Property and Equipment, net		247,871		286,631
Right-of-Use Assets		365,695		-
Intangible Assets		147,177		151,464
Security Deposit		-		-
Total Assets	$	**1,233,743**	$	**1,221,140**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	667,102	$	704,295
Convertible Note		-		-
Credit Cards		53,790		-
Deferred Revenue		-		-
Other Current Liabilities		43,472		72,516
Total Current Liabilities		**764,364**		**776,810**
Promissory Notes and Loans		-		-
Right-of-Use Lease, Operating Lease		377,712		-
Total Liabilities		**1,142,077**		**776,810**
STOCKHOLDERS EQUITY				
Common Stock		98		94
Preferred Stock		-		-
Additional Paid in Capital		15,966,599		15,798,603
Retained Earnings/(Accumulated Deficit)		(15,700,662)		(15,179,999)
Accumulated Other Comprehensive Income		(174,368)		(174,368)
Total Stockholders' Equity		**91,666**		**444,330**
Total Liabilities and Stockholders' Equity	$	**1,233,743**	$	**1,221,140**

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

- 3 -

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,937,387	$ 5,843,237
Cost of Goods Sold	1,782,680	2,904,204
Gross profit	2,154,706	2,939,033
Operating expenses		
General and Administrative	2,593,705	3,473,976
Research and Development	-	-
Sales and Marketing	24,358	29,706
Total operating expenses	2,618,063	3,503,682
Operating Income/(Loss)	(463,357)	(564,649)
Interest Expense	43,379	87,592
Other Loss/(Income)	5,535	(771,836)
Income/(Loss) before provision for income taxes	(512,271)	119,595
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (512,271)	$ 119,595

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	2,237,625 $	224	6,934,698 $	693	10,183,559 $	(15,299,594)	(174,368) $	(5,289,486)
Stock	13,869,395	1,387	(6,934,698)	(693)				693
Reverse Stock Split (3:1)	(10,738,014)	(1,543)	-	-	-			(1,543)
Execution of Warrants	165,000	2						2
Debt Conversion	2,462,200	25			3,382,475			3,382,500
Issuance of Common Stock	1,446,922	14			2,232,568		-	2,232,568
Net income/(loss)						119,595		119,595
Balance—December 31, 2021	9,443,129 $	94	- $	-	15,798,603 $	(15,179,999) $	(174,368) $	444,330
Issuance of Common Stock	356,000	4			167,996		-	168,000
Introduction of new leasing standard (ASC 842)						(8,392)		(8,392)
Net income/(loss)						(512,271)		(512,271)
Balance—December 31, 2022	9,799,129 $	98	- $	-	15,966,599 $	(15,700,662) $	(174,368) $	91,666

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(512,271)	$	119,595
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		44,526		52,536
Amortization of Intangibles		3,458		3,458
Amortization of ROU Assets		76,474		
Introduction of new Lease standard		(8,392)		
Retired or forgiven Loans		-		(1,130,339)
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,618		72,516
Inventory		124,250		20,537
Due from Related Parties		80,000		120,000
Prepaids and Other Current Assets		-		511
Accounts Payable		(37,193)		(550,611)
Credit Cards		53,790		
Deferred Revenue		-		(75,000)
Other Current Liabilities		(29,043)		(752,842)
Security Deposit		-		29,561
Net cash provided/(used) by operating activities		**(202,782)**		**(2,090,077)**
CASH FLOW FROM INVESTING ACTIVITIES				
Disposal/Sale of Property and Equipment		(5,767)		43,943
Right-of-Use Assets		(442,169)		
Disposal/Sale of Intangible Assets		829		14,638
Net cash provided/(used) in investing activities		**(447,107)**		**58,582**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		168,000		2,231,720
Right-of-Use Lease, Operating Lease		377,712		-
Net cash provided/(used) by financing activities		**545,712**		**2,231,720**
Change in Cash		(104,177)		200,225
Cash—beginning of year		347,297		147,073
Cash—end of year	$	**243,120**	$	**347,297**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,379	$	87,592
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	(3,382,500)
Issuance of equity in return for accrued payroll and other liabilities		-		

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATIONS

OneFul Health Inc, was incorporated on September 27, 2013, in the state of Delaware under the name of Panacea Biomatx Inc. In December of 2016, Panacea Biomatx acquired 100% ownership in the company Triangle Compounding Pharmacy ("TCP"). On November 2, 2021, Panacea Biomatx changed its name to OneFul Health Inc. The consolidated financial statements of OneFul Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Research Triangle Park, North Carolina.

The Company's mission is to improve pharmaceutical treatment adherence, effectiveness, and safety and achieve brand loyalty through its innovations that enable medical treatments to be personalized at the individual level. The Company uses approved active pharmaceutical drug ingredients to make personalized medications in full compliance with accepted regulatory guidance for compounding pharmacies. By applying the Company's issued patents and proprietary automation processes, the Company can scale to significant demand achieving high throughput, quality, and fidelity to prescriptions with robotics and software systems. The Company's patented technologies can economically aid many chronic disease issues affecting large populations with personalized combination treatments using low-cost generic drugs. The Company's technology platform will be able to accurately perform the workload that would typically require 30 pharmacists and technicians to achieve with existing manual methods. By automating the production of individualized combinations of multiple approved generic drugs the Company can help address costly healthcare problems and improve the quality of life for millions.

Triangle Compounding Pharmacy specializes in personalized medications for patients. TCP's service categories cover almost every area of medicine from hormone replacement therapy to veterinary drugs for pets. Each medication requires a written prescription from a physician before dispensing. TCP works with physicians and patients to personalize medications for their unique needs and utilizes social media, newsletters, direct physician detailing, and exhibiting at physician meetings to build relationships with patients and providers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

The Company had previously valued common shares it owned in Panaceutics Nutrition, Inc. Prior to 2021 the Company had owned 6,300,000 shares of stock and the balance sheet had reflected the fair market value of the initial 5,300,000 shares the Company had received when Panaceutics was first spun out in 2018. The Company subsequently received an additional 1,000,000 shares from a series of agreements it entered into with Panaceutics; these shares were not valued on the balance sheet. In 2021, the Company distributed to its shareholders all but 560,508 of these shares, which the Company still holds. Since there have been no transactions to establish a value of common shares of Panaceutics, plus a portion of these shares may be used for management incentives, based on input from the Company's accountants in 2020 the Company has elected to eliminate any value attributable to these shares from its balance sheet and no longer shows these as an asset for financial reporting purposes.

The purchase price of $4,000,000 paid by the Company for the acquisition of Triangle Compounding Pharmacy in 2016 and associated goodwill were consolidated. This resulted in a series of transactions to eliminate the prior entries for the investment in TCP and goodwill and to instead include retained and current earnings of TCP on the consolidated statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts at times may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	5 years
Other Fixed Assets	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

OneFul Health Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by offering individualized high-quality replacement of their multiple pills as a single small capsule or flavored gel packet containing high purity doses of the same active drug ingredients.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $24,358 and $29,706, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments is included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>COVID-19</u>

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2023, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

<u>Lease Accounting</u>

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 442,169	$ 442,169	$ 442,169
Liabilities				
Current portion of lease obligation	-	72,849	72,849	$ 72,849
Lease obligation	-	377,712	377,712	$ 377,712
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(8,392)	(8,392)	$ (8,392)
Total	$ -	$ -	$ -	$ -

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	41,403	225,833
Raw Materials	60,180	-
Total Inventory	$ 101,583	$ 225,833

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	1,040	1,040
Total Prepaids and Other Current Assets	$ 1,040	$ 1,040

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued liabilities	-	17,543
Tax liabilities	450	648
Payroll payable	43,022	54,324
Total Other Current Liabilities	$ 43,472	$ 72,516

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Leasehold Improvements	$ -	$ 77,131
Equipment	799,126	793,359
Property and Equipment, at Cost	799,126	870,490
Accumulated depreciation	(551,255)	(583,859)
Property and Equipment, Net	$ 247,871	$ 286,631

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $44,526 and $52,536, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 165,612	$ 166,441
Intangible assets, at cost	165,612	166,441
Accumulated amortization	(18,436)	(14,977)
Intangible assets, Net	$ 147,177	$ 151,464

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,458 and $3,458, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (16,561)
2024	(16,561)
2025	(16,561)
2026	(16,561)
Thereafter	(80,932)
Total	**$ (147,177)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is now authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 9,799,129 and 9,443,129 shares have been issued and are outstanding, respectively.

Stock Options

As of December 31 2021, there were no outstanding stock options. For an Incentive Stock Option Plan 1,683,157 shares of Common Stock has been authorized and none of the options have been issued or assigned to any person or entity.

8. DEBT

Leases

The Company has entered into an operating lease agreement with Alidade Regency 3700 for renting of business premises in Cary, North Carolina. The lease periods expiring in August 31, 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 450,561
Additions	$ -
Lease payments	(72,849)
Balance at end of period	$ 377,712

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022	
2023	$	83,478
2024		95,295
2025		115,787
2026		83,153
2027		
Thereafter		-
Total	$	**377,712**
Check	$	-

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(120,384)	$	(164,476)
Valuation Allowance		120,384		164,476
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(284,860)	$	(164,476)
Valuation Allowance		284,860		164,476
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,212,170, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,212,170. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On August 26, 2020, the Company entered into an Equipment Purchase Agreement with a related party, Panaceutics Nutrition Inc. The purchase price of the equipment is $240,000 and shall be paid by Purchaser in twenty-four (24) monthly installments of $10,000.00 each, with the first such installment being due and payable in September 2020. As of December 31, 2022, and December 31, 2021, the outstanding balance of this note is $0 and $80,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $463,357, an operating cash flow loss of $202,782, and liquid assets in cash of $243,120 which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.